Form C

Cover Page

Name of issuer:

Royal Caridea LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 6/3/2009

Physical address of issuer:

12725 W Indian School Rd
Ste. E -101
Avondale AZ 85392

Website of issuer:

https://www.royalcaridea.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Preferred Series B Units

Target number of securities to be offered:

93,750

Price:

$1.00000

Method for determining price:

Dividing pre-money valuation $8,809,820.00 (or $7,047,856.00 for investors in the first $240,000.00) by number of units outstanding on fully diluted basis.

Target offering amount:

$75,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,065,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,130,461.00	$2,775,891.00
Cash & Cash Equivalents:	$281,454.00	$191,373.00
Accounts Receivable:	$39,548.00	$285.00
Short-term Debt:	$116,711.00	$98,364.00
Long-term Debt:	$4,083,279.00	$2,701,763.00
Revenues/Sales:	$140,006.00	$1,747.00
Cost of Goods Sold:	$78,162.00	$2,136.00
Taxes Paid:	$0.00	$0.00
Net Income:	($867,165.00)	($899,945.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Royal Caridea LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Maurice Kemp	CEO	Royal Caridea, LLC	2009
Michael Cunha	CFO	Royal Caridea, LLC	2009

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Maurice Kemp	President	2009
Maurice Kemp	Managing Member	2009
Michael Cunha	CFO	2009
Michael Cunha	Manage Member	2009

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Sales: The primary revenue/profitability risks are the Company's ability to manage construction costs and deadlines, moving the technology from pilot plant success to full-scale production success, maintaining the price structure as defined in the Proforma meeting, or exceeding the sales forecast, and controlling the cost of production.

Delays: Unexpected delays due to various reasons including permitting, government, and/or regulatory approvals that may be required, and delivery of products and parts from 3rd party manufacturers that will be required for plant construction and ongoing operation.

Competition: To flourish, Royal needs to compete effectively. Competition is most likely to come from Asia, Central America, and new operations in Florida, Texas, and Minnesota. Minimizing this risk can be accomplished by delivering a sizable portion of its sales as NEVER frozen shrimp, delivering consistent size and color, maximizing sales to markets that Asia and Central America mostly cannot, and by controlling transportation costs which should be greatly reduced from that of foreign competitors.

General Risks of Investment in Agriculture. The economic success of an investment in the Company will also depend upon agricultural markets. Risks and hazards inherent in the agricultural market may cause it difficult for the Portfolio Securities to achieve a reasonable return. These risk and hazards include, among others: The price and availability of agricultural land and commodities is influenced by economic and industry conditions, including but not limited to supply and demand factors such as: crop disease; contamination caused by poor sanitation, humans, or illnesses; contamination affecting food safety, natural resources/environment; weed control; water availability; various planting, growing, or harvesting problems; severe weather conditions such as drought, floods, heavy rains, frost, or natural disasters that are difficult to anticipate and that cannot be controlled; uncontrolled fires (including arson); changes in supply or demand that impact domestic or international prices of inputs or outputs; changes in demand for quantity or quality attributes, food safety requirements, or timing of product delivery; challenges in doing business with companies (including foreign companies); legal and regulatory restrictions; transportation costs; interruptions in energy supply; and political and economic instability. Agricultural land and commodities are subject to the United States and foreign policies and regulations that materially affect operations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives, acreage control, and import and export restrictions on agricultural commodities and commodity products, can influence the planting of certain crops, the location and size of crop production, the volume and types of imports and exports, and industry profitability. Additionally, crop production is affected by laws and regulations relating to, but not limited to, the sourcing, transporting, storing, and processing of agricultural raw materials as well as the transporting, storing, and distributing of related agricultural products. Agricultural commodity producers also may need to comply with various environmental laws and regulations, such as those regulating the use of certain pesticides, and local laws that regulate the production of genetically modified crops. The price and risks associated with supply chain facilitation, including input supply, production, postharvest, storage, processing, marketing and distribution, food service, and consumption; labor disputes affecting transportation, communication, energy infrastructures, and services; and changes in enterprise or supply chain reputation and dependability. Poor management decisions; poor quality control; forecast and planning errors; breakdowns in farm or farm equipment; use of outdated seeds; lack of preparation to change product, process, and markets; inability to adapt to changes in cash and labor flows.

Environmental Liability. Federal, state, and local laws may impose liability on a property owner for releases or the otherwise improper presence on the premises of hazardous substances without regard to fault or knowledge of the presence of such substances. A property owner may be held liable for environmental releases of such substances that occurred before it acquired title and that is not discovered until after it sells the property. If any hazardous substances are found at any time on the Portfolio Securities, the Owners may be held jointly and severally liable for all cleanup costs, fines, penalties, and other costs regardless of whether they owned their Interests when the releases occurred or the hazardous substances were discovered.

Unfavorable Changes in Market and Economic Conditions Could Hurt Appreciation Rates. The value and demand for agricultural land where the Portfolio Securities is located have historically been positively and negatively affected by the market and economic conditions, any decrease in such could adversely affect the market for the Portfolio Securities.

Natural Disasters. The Portfolio Company may be susceptible to various natural disasters including, without limitation, windstorms, floods, earthquakes, droughts, and other natural disasters.

Potential Liability for Environmental Contamination Could Result in Substantial Costs. Under various federal, state, and local laws, ordinances and regulations, the Portfolio Company could be liable for the costs to investigate and remove or remediate hazardous or toxic substances on or in the Portfolio Company, often regardless of whether the Portfolio Company knew of, or were responsible for, the presence of these substances. These costs may be substantial. If hazardous or toxic s substances are present on any property owned by the Portfolio Company Portfolio Securities or if the Portfolio Company fails to properly remediate such substances, the Portfolio Company's ability to operate and conduct its business may be adversely affected.

No Guaranteed Cash Flow. There can be no assurance that cash distributions will, in fact, be made or, if made, whether those distributions will be made when or in the amount anticipated. Delays in making cash distributions could result from the inability of the Portfolio Company to purchase profitable assets. The Manager is not obligated to distribute cash from activities of the Partnership to enable the Partners to pay the tax imposed on taxable income generated by the Partnership and allocated to partners. This may result in Partners having tax liabilities without distributions from the Partnership to allow them to pay such tax obligations.

Competition. The operations of the Portfolio Company are subject to local, national, and worldwide competition. In general, agricultural and farming operations are subject to competition from local farms, other national farms, and international farming industries. Many of these operations are in locations that are able to operate at costs that are significantly lower or have weather that is not subject to the same natural risks as the operations of the Portfolio Company. The Partnership will experience competition for Investments from individuals, corporations, and other entities engaged in similar investment activities. Competition for such Investments may have the effect of increasing costs and reducing returns to the Members.

Energy Shortages and Allocations. There may be shortages or increased costs of fuel, natural gas or electric power pliers, or governmental regulatory bodies in the area where the Portfolio Securities are located which may affect operations and farming. It is not possible to predict the extent if any, to which such shortages, increased prices, or allocations will occur or the degree to which such events might influence developers.

Limited Representations and Warranties. The Company is acquiring the Portfolio Securities with only limited representations and warranties from the Sponsor regarding the Portfolio Company. The extent of damages that the Company may incur as a result of such matters cannot be predicted, but potentially could have a significant adverse effect on the Portfolio Securities and the return to the Investors.

Uncertain Economic Conditions. The United States economy experienced a significant downturn beginning in 2020 due to the COVID-19 Pandemic. While there has been a recovery in the economy generally, it is still unclear how stable agricultural markets currently are or will be once the government pulls back from its unprecedented participation in the bond market to keep interest rates low. As a result, there can be no assurance that the Portfolio Company will achieve anticipated cash flow levels. However, any negative change in the general economic conditions in the United States could adversely affect the financial condition and operating results of the Portfolio Company. In addition, the Portfolio Company's revenues and operating results may be affected by uncertain or changing economic and market conditions., If global economic and market conditions, or economic conditions in the United States or other key markets, remain uncertain or persist, spread, or deteriorate further, developers may experience material impacts on their financial condition, which may affect the Portfolio Company's operating results.

Condemnation of Land. Land owned or leased by the Portfolio Company, or a portion thereof, could become subject to an eminent domain action by government or regulatory authorities. Such an action could have a material adverse effect on the marketability of the Portfolio Company or the amount of return on investment for the Investors or result in a premature Disposition of the Portfolio Securities.

Regulatory Matters. Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the development, construction, or disposition of the Portfolio Company. The Center for Disease Control, the Food and Drug Administration, and/or other agencies could issue a "food safety alert" or recalls that could negatively impact the Portfolio Company's operations. The ability of the Portfolio Company to operate its business as currently intended may be adversely affected by such regulations.

Sustainability Practices and Organic Certification. Sustainable agriculture is a diverse and growing practice area, however, there are no universal standards or internationally recognized certifications. In addition, much research is being performed locally and around the world, with various levels of success. There can be no assurances that sustainability methods will work with our particular ranches, which could impact crop yields, pest problems, water issues, and other issues that may negatively impact our ability to profit from the operation. In addition, changes in organic certification regulations, consumer preference, compliance economics, or other factors may make it unfeasible or undesirable to gain or maintain that particular certification in the future.

Speculative Investment. No assurance can be given that the investors will satisfy their investment objectives. No assurance can be given that the investors will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Portfolio Securities. For this reason, prospective investors should carefully read this Memorandum. All such persons or entities should consult with their attorney or business or tax advisors prior to making an investment.

Other Risks. Risks normally beyond Royal's control:

- facilities malfunction
- weather such as hurricanes
- transportation disruption
- power outages
- third-party technology breakthroughs
- federal and state government policies and changes in incentives
- inflation
- Counterparty risk. Royal Caridea will work with a number of 3rd party entities including customers, suppliers, and service providers. There are a number of risks associated with these relationships including but not limited to credit risk, failure to provide service to the required standard, fraud, theft, etc.

Offering Price is arbitrary. The offering price of the Units has been arbitrarily determined by the Portfolio Company and bears no relationship to the Portfolio Company's assets, book value, net worth, earnings, actual results of operations, or any other established investment criteria. Among the factors considered in determining such offering price were the Portfolio Company's current financial condition, its cash requirements, the general condition of the securities market, and an evaluation of the prospects for the Portfolio Company's growth. The offering price set forth in this Offering should not, therefore, be considered an indication of the actual value of the Portfolio Company's securities.

Reliance upon Officers and Managers. The Portfolio Company is wholly dependent upon the personal efforts and abilities of its officers and Managers. The loss of or unavailability to the Portfolio Company of the services of its officers and Managers, particularly Dr. Maurice C. Kemp, Michael A. Cunha, Tony Brand, Philip Peck, or Craig Collins, would have a materially adverse effect on the Portfolio Company's business prospects and potential earning capacity. The Portfolio Company maintains a $2.7MM life insurance policy on Michael Cunha but does not currently maintain any insurance on any other team member to compensate the Company for any such loss; however, it intends to obtain such insurance on the team members in the future.

Dependence on Key Personnel. The success of the Portfolio Company is dependent on the efforts and abilities of its President, Dr. Maurice Kemp, CFO Michael Cunha, VP Engineering Tony Brand, VP Marketing and Sales Philip Peck, or its Plant Manager Craig Collins. If the Portfolio Company were to lose the services of the aforementioned personnel before a qualified replacement could be obtained, its business could be materially and adversely affected. However, the Portfolio Company has entered into employment agreements with the aforementioned persons and has done so with other key personnel to ensure continuity of the Portfolio Company's operations. Such employment agreements include, as a minimum, a two-year non-disclosure, and non-compete agreement.

The ability of the Portfolio Company to attract and retain qualified operational and management personnel is critical to its success of the Portfolio Company. To date, the Portfolio Company has been able to attract and retain sufficient professional employees to meet its needs; however, there can be no assurance that the Company will be able to do so in the future. If the Portfolio Company were unable to employ the qualified employees needed, then its business could be materially and adversely affected.

Government Regulation. The operations of the Portfolio Company will be subject to regulations normally incident to business operations (e.g., occupational safety and health act, worker's compensation statutes, unemployment insurance legislation and income tax and social security related regulations) and, for certain activities, regulations promulgated by the USDA and the FDA. Although the Portfolio Company will make every effort to comply with applicable regulations, it can provide no assurance of its ability to do so, nor can the Portfolio Company predict the effect of these regulations on its proposed activities.

Investors Have Limited Control over the Company. The investors have limited rights to participate in the management of the Company or in the decisions made by the Manager, except as specifically set forth in the Operating Agreement. In the event of the dissolution, death, retirement, or other incapacities of the Manager or its principals, the business and operations of the Company may be affected. The Members will then elect a new Manager or the Manager shall elect a new Manager pursuant to the Operating Agreement.

Conflicts of Interest. Conflicts of interest between the Company and the various roles, activities, and duties of the Manager and its principals and executives are likely to occur from time to time. The Sponsor will have conflicts of interest in allocating management time, services, and functions between the Manager and the Portfolio Securities and other current and future activities. There is no guarantee that the Manager will have sufficient staff, consultants, independent contractors, and business and property managers to adequately perform their duties. The investors will not have any right to any interest in any future entities or business ventures formed or developed by the Manager or any of their Affiliates. Any conflicts of interest may result in the rights of the Company not being adequately protected to the detriment of its investors. None of the agreements or arrangements, including those relating to compensation, between the Company, the Sponsor, or its Affiliate, is the result of arm's-length negotiations.

Investors Do Not Have Legal Title to the Portfolio Securities. The investors will not have legal title to the Portfolio Securities; the investors will only hold membership interests in the Company. The investors will not have any right to seek an in-kind distribution of the Portfolio Securities or divide or partition the Portfolio Securities. Moreover, the investors will not have any decision-making authority or voting rights as to whether or not the Portfolio Securities will be sold.

No Decision Rights regarding Disposition Requirements for the Portfolio Securities; The investors will not have any vote or decision-making authority with respect to the Disposition of the Portfolio Securities.

Limited Voting Rights. Members will have limited voting rights with respect to matters affecting the Company, which include certain amendments to the Operating Agreement and disposition or sale of Portfolio Securities. No Members shall have any right, power or authority to remove or expel the Manager of the Company, to cause the manager to withdraw from the Company, to appoint a successor Manager in the event of the withdrawal or bankruptcy of the Manager, or to terminate the Company, unless such right, power or authority is conferred on it or them by law.

Limited Duties to the Investors. The Manager will not owe any duties to the investors other than those limited duties set forth in the Operating Agreement. In performing its duties, the Manager will only be liable to the investors for willful misconduct, bad faith, fraud, or gross negligence.

Lack of Diversification. The Company may only own and liquidate the Portfolio Securities. The Company generally cannot acquire or develop any property or investments other than the Portfolio Securities. Thus, an investment in the Company will not provide any diversity as to asset type. This lack of diversification substantially increases the risks associated with an investment in Interests. Adverse market conditions could have a material and adverse impact on your investment in the Company, including any return on your investment.

Loss on Dissolution or Termination. In the event of a Disposition, the ability of an Investor to recover all or any portion of such Investor's investment will depend on the number of net proceeds realized from the liquidation and the number of claims to be satisfied therefrom. There can be no assurance that the Company will recognize any gains or realize net proceeds on liquidation, and you may not recover any portion of your investment.

Limited Transferability of Interests. Each investor will be required to represent that he is acquiring an Interest for investment and not with a view to distribution or resale, that such investor understands that an Interest is not freely transferable and that such investor must bear the economic risk of investment in the Portfolio Securities for an indefinite period of time because: (i) the Interest has not been registered under the Act or applicable state "Blue Sky" or securities laws; and (ii) the Interest cannot be sold unless it is subsequently registered or an exemption from such registration is available. There currently is no market for Interest nor is one expected in the future and investors may not be able to liquidate their investment in case of an emergency. Investors may not assign or transfer Interests to any "Benefit Plan Investor" (as defined herein).

Offering Not Registered with Securities and Exchange Commission or State Securities Authorities. The offering of an Interest will not be registered with the SEC under the Act or the securities agency of any state and is being offered in reliance upon an exemption from the registration provisions of the Act and state securities laws apply only to offers and sales to investors meeting the suitability requirements set forth herein. Since this is a nonpublic offering, prospective investors will not have the benefit of review by the SEC or any state securities regulatory authority. The terms and conditions of the offering may not comply with the guidelines and regulations established for real estate programs that are required to be registered and qualified with those agencies.

Private Offering Exemption – Compliance with Requirements. An Interest is being offered and will be sold, to persons or entities in reliance upon a private offering exemption from registration provided in the Act and state securities laws. If the Company should fail to comply with the requirements of such exemption, investors may have the right, if they so desired, to rescind their purchase of an Interest. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where an Interest will be offered without registration or qualification pursuant to a private offering or other exemption. If such were the case and a number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect them as a whole and, thus, the investment in an Interest by the remaining investors.

Minimum Offering. This is a "minimum" offering. The Company will not close on the sale of an Interest unless at least the Minimum Offering Amount has been received from Investors. If the Company cannot sell at least the Minimum Offering Amount, the Company will terminate the offering and the Escrow Holder will return the cash deposits to the investors.

Lack of Secondary Market. There can be no assurance (and it is very unlikely) that a secondary resale market for the Interests will develop or if it does develop, that it will provide the Investors with liquidity for their investments or that it will continue for as long as the Interests remain outstanding. The Interests will not be listed on any securities exchange.

Unregistered Offerings. The offerings of the Interests will not be registered with the SEC under the Securities Act or with the securities authorities of any state. The Interests are being offered in reliance on exemptions from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to prospective Investors meeting the prospective investor suitability requirements set forth herein. If the Company should fail to comply with the requirements of such exemptions, prospective purchasers may have the right to rescind their purchase of the Interests, as applicable. This might also occur under the applicable state securities laws and regulations in states where the Interests will be sold without registration or qualification pursuant to a private offering or other exemption. If a number of the Investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, the investment in the Interests of the remaining Investors. Such an event would have a material adverse effect on the Company.

Lack of Regulatory Review. Since the Offering is nonpublic and, as such, not registered under federal or state securities laws, you will not have the benefit of a review of this Memorandum by the SEC or any state securities commissions or other regulatory authorities prior to your investment. The terms and conditions of the Offering will not comply with the guidelines and regulations established for securities offerings that are required to be registered and qualified with those authorities.

Availability of Exemptions for Other Offerings. Other offerings by Affiliates of the Sponsor have been made in reliance on exemptions from the registration provisions of federal and state securities laws. No assurance, however, can be given that such exemptions were available or that the compliance requirements were met. If exemptions were not available for those offerings, the Company, as well as the partners and principals involved in such other offerings, could incur significant liability, including the return of amounts paid to investors.

Pro Forma Budgets/Projected Aggregate Cash Flows. Any pro forma budgets or projected cash flows included in this Memorandum are forward-looking statements that involve significant risk and uncertainty. All materials or documents supplied by the Company or its Affiliates, including any such pro forma budgets or cash flows, should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this Memorandum. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur and to a complex series of events, many of which are outside the control of the Company and the Sponsor. The projections included herein are based on assumptions regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate projections and may differ significantly. You should consult with your tax and business advisors about the validity and reasonableness of the factual, accounting, and tax assumptions. Neither the Company nor any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the Interests.

No Representation of Investors. Each of the Investors acknowledges and agrees that counsel, the Manager, the Company and their Affiliates do not represent and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Investors in any respect.

No Independent Review/No Managing Dealer. Currently, the Company has not engaged the services of a managing dealer and it is uncertain whether a managing dealer will be used for this Offering. Under federal securities laws, an independent broker-dealer is expected to take steps to ensure that the information contained in this Memorandum is accurate and complete. The steps are typically taken by the "Managing Underwriter" or "Managing Dealer" who participates in the preparation of an offering memorandum. In addition, the Managing Dealer has certain duties related to an offering, including a duty to a prospective investor to ensure that an investment in a security is suitable for that prospective investor, a duty to conduct adequate due diligence with respect to the offering, and a duty to comply with federal and state securities laws. If a Managing Dealer is not engaged for this Offering, this independent review and analysis of the Memorandum and this Offering will not be conducted.

Forward-Looking Statements. Some of the information you will find in this Memorandum may contain forward-looking statements. Such "forward-looking" statements are based on various assumptions of the Sponsor, which assumptions may not prove to be correct. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or the actual performance of the Portfolio Securities. In addition, any projections and statements, written or oral, which do not conform to those contained in this Memorandum, should be disregarded, and their use is a violation of the law. The projections contained in this Memorandum are based upon specified assumptions. If these assumptions are incorrect, the projections likewise would be incorrect. No representation or warranty can be given that the estimates, opinions, or assumptions made herein or therein will prove to be accurate. Prospective investors should closely review the assumptions set forth in the projections. Any projected cash flow included in this Memorandum and all other materials or documents supplied by the Sponsor or its affiliates should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this Memorandum. There is no assurance that actual events will correspond with these assumptions.

The Company intends to identify forward-looking statements in this Memorandum by using words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "maybe," "objective," "plan," "predict," "project" and "will be" and similar words or phrases, or the negative thereof or other variations thereof or comparable terminology. These types of statements discuss future expectations or contain projections or estimates. When considering such forward-looking statements, you should keep in mind the risk factors outlined herein. These risk factors, or other events, could cause actual results to differ materially from those contained in any forward-looking statement.

Classification. Under current law, the Company is initially classified as a partnership, and not as an association taxable as a corporation, for federal income tax purposes.

Taxation of Members. As a limited liability company, the Company is not itself subject to U.S. federal income tax but will file an annual company information return with the IRS. Each Member is required to report separately on his or her income tax return his or her distributive share of the Company's net long-term capital gain or loss, net short-term capital gain or loss, net ordinary income, deductions, and credits. The Company may utilize a variety of investment and trading strategies that produce both short-term and long-term capital gain (or loss), as well as ordinary income (or loss). The Company will send annually to each Member a Schedule K-1 showing his or her distributive share of the Company items of income, gain, loss deduction, or credit.

Each Member that is subject to U.S. federal income taxes (a "U.S. Member") will be liable for taxes on its distributive share of Company income regardless of whether the Company has made any distributions to the Member.

Allocations of the items of income, gain, loss, deductions, and credits of the Company will be made in accordance with the Operating Agreement of the Company. Such allocations are intended to have a "substantial economic effect." If an allocation to a Member does not have substantial economic effect, such Member's distributive share of profit or loss for tax purposes will be determined in accordance with such Member's interest in the Company, taking into account all facts and circumstances. Consequently, if the IRS were to successfully challenge the allocations set forth in the Operating Agreement, the Member may be allocated different amounts of income, gain, loss, deductions, or credits than initially reported to such Member.

Upon any redemption of the Interest of a U.S. Member, the Company may specially allocate separate Company items of income, gain, loss, and deduction to a redeeming U.S. Member to the extent necessary such that the U.S. Member would have an adjusted tax basis in its Interest equal to the redemption payment. The Manager generally retains sole discretion in determining the character of any such items specially allocated to a particular redeeming U.S. Member. Although the Manager believes that these special allocations will be respected for federal income tax purposes, there are no assurances that such allocations could not be successfully challenged. If successfully challenged, a Member's allocable share of Company taxable income and loss may be affected.

To the extent that these special allocations are not made, or are made but successfully challenged, for U.S. federal income tax purposes, the U.S. Member would not have an adjusted tax basis in its Interest equal to the redemption payment. In that case, cash paid as part of redemption to a U.S. Member in excess of the adjusted tax basis of its Interest will be treated as an amount received on the sale or exchange of its Interest and will generally be taxable as a capital gain. Further, in that case, a U.S. Member may not recognize a loss upon a partial redemption of its Interest or partial withdrawal of its capital in the Company, and may only recognize a loss upon a complete withdrawal or the redemption or termination of its entire Interest in the Company after the U.S. Member has received all distributions and payments in respect of such complete withdrawal, redemption, or termination. In such a case, the Member generally would recognize a capital loss to the extent of any remaining tax basis in its Interest.

Any capital gain or loss so recognized by a U.S. Member upon redemption (or upon a distribution, withdrawal, termination, or other disposition) of its Interest generally would be a long-term capital gain or loss to the extent of the portion of the Member's Interest that is held for more than twelve months, and short-term capital gain or loss to the extent of the portion of the Member's Interest that is held for twelve months or less. For this purpose, a Member would begin a new holding period in a portion of its Interests each time it makes additional investment in the Company. Cash distributed (including with respect to partial withdrawals and partial redemption payments) to a U.S. Member in excess of the adjusted tax basis of its Interest will be treated as an amount received on the sale or exchange of its Interest and will generally be taxable as a capital gain. An in-kind distribution of property other than cash generally will not result in taxable income or loss to any Member.

Where the Company makes a distribution that constitutes a "substantial basis reduction" distribution (e.g., the complete redemption of a Member's Interest where the Member recognizes a tax loss in excess of $250,000), the Company is generally required to adjust its tax basis in its assets in respect of all Members. (The Company also is required to adjust its tax basis in its assets in respect of a transferee Member in the case of a sale or exchange of an Interest, or a transfer upon death, when there exists "substantial built-in loss" (i.e., in excess of $250,000) in respect of Company property immediately after the transfer.) For this reason, the Company will require (i) a Member who receives a distribution from the Company in connection with a complete withdrawal, (ii) a transferee of an Interest (including a transferee in case of death), and (iii) any other Member in appropriate circumstances to provide the Company with information regarding its adjusted tax basis in its Interest.

Unrelated Business Taxable Income. An organization that is otherwise exempt from U.S. federal income tax is nonetheless subject to taxation with respect to its "unrelated business taxable income" ("UBTI"). Tax-exempt investors may recognize a significant amount of UBTI as a result of the indebtedness the Company will incur with respect to the Portfolio Securities. For certain types of tax-exempt organizations, the receipt of UBTI might have extremely adverse consequences, although a "qualified organization" within the meaning of Code Section 514(c)(9) may be eligible for an exemption provided for the debt-financed property. Prospective tax-exempt investors are strongly urged to consult their tax advisors regarding the tax consequences of their ownership of Interests.

Limitations on Losses and Credits from Passive Activities. Losses from passive trade or business activities generally may not be used to offset "portfolio income," such as interest, dividends, royalties, salary, or other active business income. Deductions from such passive activities generally may be used to offset only passive income. Interest deductions attributable to passive activities are treated as passive activity losses, and not as investment interest. Thus, such interest deductions are subject to limitation under the passive activity loss rule and not under the investment interest limitation rule. Credits from passive activities generally are limited to the tax attributable to the income from passive activities. Passive activities include trade or business activities in which the taxpayer does not materially participate and also generally include rental activities. The Investor's income and loss from the Company will likely constitute income and loss from passive activities.

Limitation on Losses under the At-Risk Rules. An Investor that is an individual or closely held corporation will be unable to deduct losses from the Company, if any, to the extent such losses exceed the amount such Investor is “at risk.” Losses not allowed under the at-risk provisions may be carried forward to subsequent taxable years and used when the amount at risk increases. See “Certain U.S. Federal Income Tax Consequences.”

Potential Tax Liability in Excess of Cash Distributions. It is possible that an Investor’s tax liability resulting from its Interest will exceed its share of cash distributions from the Company. This may occur because (i) cash flow from the Portfolio Securities may be used to fund nondeductible expenses of the Portfolio Securities; or (ii) Portfolio Securities in an extremely rare circumstance, a substitution of the Portfolio Securities may result in taxable gain without cash proceeds. Thus, there may be years in which an Investor’s tax liability exceeds its share of cash distributions from the Company. The same consequences may result from a sale or transfer of an Interest, whether voluntary or involuntary, that gives rise to ordinary income or capital gain. If any of these circumstances occur, an Investor would have to use funds from other sources to satisfy its tax liability.

Risk of Audit. An audit of an Investor’s tax returns by the IRS or any other taxing authority could result in a challenge to, and disallowance of, some of the deductions claimed on such returns. An audit of an Investor’s tax returns also could arise as a result of an examination by the IRS or any other taxing authority of tax returns filed by the Portfolio Company or its Affiliates, or another Investor, or any information return filed by the Company.

Changes in Federal Income Tax Law. The discussion of tax aspects contained in this Memorandum is based on law presently in effect and certain proposed Treasury Regulations. Nonetheless, prospective Investors should be aware that new administrative, legislative or judicial action could significantly change the tax aspects of an investment in an Interest. Any such change may or may not be retroactive with respect to transactions entered into or contemplated before the effective date of such change and could have a material adverse effect on an investment in an Interest. A taxpayer’s ability to claim privilege on any communication with a federally-authorized tax preparer involving a tax shelter is limited. In addition, taxpayers and material advisors are required to comply with disclosure and list maintenance requirements for reportable transactions. Reportable transactions include transactions that generate losses under Code Section 165 and may include certain large like-kind exchanges entered into by corporations. The Company and its legal counsel believe they are not required to and do not intend to, make any filings pursuant to this disclosure or list maintenance requirements. There can be no assurances that the IRS will agree with this determination by the Company and Tax Counsel. Significant penalties could apply if a party fails to comply with these rules, and such rules are ultimately determined to be applicable.

State and Local Taxes. In addition to federal income tax consequences, a prospective Investor should consider the state and local tax consequences of an investment in an Interest. Prospective Investors must consult with their own tax advisors concerning the applicability and impact of any state and local tax laws. Investors may be required to file state tax returns in some or all of the states where the Properties are located in connection with the ownership of an Interest. See “Certain U.S. Federal Income Tax Consequences.”

Alternative Minimum Tax. The alternative minimum tax applies to taxable income adjusted by designated items of tax preference. The limitations on the deduction of passive losses also apply for purposes of computing alternative minimum taxable income. Prospective Investors should consult with their own tax advisors concerning the applicability of the alternative minimum tax.

Royal Caridea, LLC does not own the patents. However, all patent work done by its employees, consultants, and contractors are 100% assigned to Royal Caridea, LLC as a condition or work. Currently all patents and patent application work are assigned to Royal Caridea, LLC and will continue.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$75,000**

Use of Proceeds: 70% prepare the facilities for raceway installation, 22.5% Hire Marketing Director and 7.5% Wefunder Fees.

If we raise: **$240,000**

Use of Proceeds: 40% prepare the facilities for raceway installation, 30% bringing additional Raceways online, 22.5% Hire Marketing Director and 7.5% Wefunder Fees.

If we raise: **$570,000**

Use of Proceeds: 40% prepare the facilities for raceway installation, 30% bringing additional Raceways online, 22.5% Hire Marketing Director and 7.5% Wefunder Fees.

If we raise: **$900,000**

Use of Proceeds: 40% prepare the facilities for raceway installation, 30% bringing additional Raceways online, 22.5% Hire Marketing Director and 7.5% Wefunder Fees.

If we raise: **$1,065,000**

Use of Proceeds: 20% prepare the facilities for raceway installation, 22.5% Hire Marketing Director and 7.5% Wefunder Fees.
20% to increase marketing budget, 20% to invest in live haul transportation
10% to increase the company's reserve funds.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $8,809,820 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Royal Caridea LLC is offering up to 1,125,000 of Preferred Series B units, at a price per share of $1.00.

Investors in the first $240,000.00 of the offering will receive units at a price per share of $0.80, and a pre-money valuation of $7,047,856.

The campaign maximum is $1,065,000 and the campaign minimum is $75,000.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	16,000,000	5,777,207	Yes
Preferred	9,000,000	1,045,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	1,087,613
Options:	900,000

Describe any other rights:

The Company has authorized of 25,000,000 units of which 15,000,00 units are classified as Class A common and
1,000,000 as Class B common and 9,000,000 units as preferred units. The Company has issued and outstanding
8,324,587 units of Class A common. There were no Class B or preferred units issued or outstanding as of December
31st, 2021.
Voting: Common and preferred unit holders are entitled to one vote per unit. The Company has not yet decided on
whether to give Class B common holders a vote.
Conversion: Preferred shareholders have the right to convert units into common units at a rate of 1 to 1 at the
discretion of the unit holder or automatically in change of control events.
Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of
the Series A and B preferred units are entitled to receive prior to, and in preference to, any distribution to the
common unitholders.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Preferred Unit holders' rights, in this case, both Preferred Series A and B, are that prior to issuing any New Securities, the Company first offer to each holder of Preferred Units the right to purchase up to that number of New Securities equal to the number of New Securities that the Company, from time to time, proposes to sell or issue following the date of this Agreement, multiplied by the Membership Percentage of such holder of Preferred Units. If the Company proposes to issue New Securities, the Company will give each holder of Preferred Units written notice of such proposal, describing the class of Units and the price and other terms upon which the Company proposes to issue the same by providing each holder of Preferred Units written notice of the proposed sale date. Each holder of Preferred Units may exercise its rights hereunder by giving written notice to the Company and stating therein the quantity of New Securities to be purchased within twenty (20) days following receipt of such notice. If any holder of Preferred Units fails to exercise in full its rights within the twenty (20) day period set forth in this section, then the Company shall have one hundred twenty (120) days thereafter to issue the New Securities with respect to which the right was not exercised, at a price and upon terms not materially more favorable (in the aggregate) to the purchasers thereof than specified in the Company's notice given pursuant to this Section. The closing for any such issuance shall take place as proposed by the Company with respect to the Units to be issued.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Royal Caridea
Issue date	07/27/20
Amount	$2,200,000.00
Outstanding principal plus interest	$2,142,124.00 as of 09/06/22
Interest rate	5.75% per annum
Maturity date	07/26/30
Current with payments	Yes

The funds are secured by the USDA and the funds were used to purchase equipment, build infrastructure, and operations.

Loan

Lender	Royal Caridea, LLC
Issue date	05/14/21
Amount	$500,000.00
Outstanding principal plus interest	$500,000.00 as of 09/06/22
Interest rate	5.75% per annum
Maturity date	05/13/30
Current with payments	Yes

THe funds were used to purchase equipment and upgrade the farm facility including electrical, plumbing, and water system.

Convertible Note

Issue date	02/01/21
Amount	$420,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$8,654,820.00
Maturity date	02/01/31

The Lender has the sole right to convert at any time prior to receipt of funds, including interest from Royal Caridea.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2021	Regulation D, Rule 506(b)	Convertible Note	$420,000	General operations
10/2021	Section 4(a)(2)	Common stock	$20,305	General operations
2/2022	Regulation D, Rule 506(b)	Preferred stock	$155,000	General operations
8/2022	Regulation D, Rule 506(b)	Preferred stock	$780,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Founders
Amount Invested	$725,000.00
Transaction type	Priced round
Issue date	03/09/12
Relationship	Founders

Name	Royal Caridea, LLC
Amount Invested	$6,200.00
Transaction type	Loan
Issue date	06/29/21
Outstanding principal plus interest	$0.00 as of 09/06/22
Interest rate	3.0% per annum
Maturity date	12/31/22
Relationship	Shareholder

Name	Maurice Kemp
Amount Invested	$20,305.00
Transaction type	Priced round
Issue date	10/10/21
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Royal Caridea is a high-tech shrimp farming company focused on bringing to commercialization its transformative GEN 2 Shrimp Farming Technology (GEN-2)

In five years Royal Caridea hopes the technology will be fully exploited, the company to be profitable, and acquired by a seafood company. Some of the offshore opportunities through licensing or co-ownership in Europe, North America, Australia, and other select countries will most likely be consummated. These projections cannot be guaranteed.

Milestones

Royal Caridea LLC was incorporated in the State of Delaware in June 2009.

Since then, we have:

- Already raised $935,000 from Series A Preferred Offering
- Patented in USA and Australia; Pending in EU. GEN-2 is ready for commercialization.
- GEN 2 Shrimp Farming is a Super Intensive Raceway Shrimp Farming Technology (SIRSFT)
- Provide high-quality live shrimp 365 days a year anywhere in the world
- Shrimp are grown disease free, with consistent harvest volumes, and highly-reduced crop losses
- Raised funds through Harvest Returns, a dedicated Agricultural-focused crowdfunding platform
- Revenues are projected to increase rapidly as production scales up (not guaranteed)

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $140,006 compared to the year ended December 31, 2020, when the Company had revenues of $1,747. Our gross margin was 44.17% in fiscal year 2021, compared to -22.27% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $3,130,461, including $281,454 in cash. As of December 31, 2020, the Company had $2,775,891 in total assets, including $191,373 in cash.
- *Net Loss.* The Company has had net losses of $867,165 and net losses of $899,945 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $4,083,279 for the fiscal year ended December 31, 2021 and $2,701,763 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,706,200 in debt, $1,680,305 in equity, and $420,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Royal Caridea LLC cash in hand is $430,000, as of October 2022. Over the last three months, revenues have averaged $12,564/month, cost of goods sold has averaged $7,845/month, and operational expenses have averaged $62,127/month, for an average burn rate of $57,408 per month. Our intent is to be profitable in 26 months.

Since the date our financials cover there are no material changes in our finances or operations. We have updated our horizontal raceway system and we expect to start seeding these raceways in November 2022 with sales starting in February 2023 generating between $28,000 to $42,000 per month. This production will be continuous. With margins over 50% it will extend our runway for each month that we generate sales.

Royal Caridea expects revenue approaching $100,000 over the next six months and expenses of approximately of $300,000.

Royal Caridea is not profitable at this time. We hope to be profitable in December 2024. With the Series B funds of about $1M, Royal will have sufficient funds to operate the business until our next projected raise in late 2023. We plan to raise an additional $4M in equity and up to $4M in debt in the late Summer of 2023. These funds will allow Royal to build out a full plant with production approximating 1.3M lbs. annually. Meaning in 2024 we expect to generate about $5.1M revenue, $1.82M in EBITDA and net cash flow of about $745,000. Following we expect to continue to be profitable with a potential exit in the period 2025 to 2027.

Royal Caridea currently has capital to cover short-term burn throughout the campaign. In March 2012 Royal Caridea raised $725,000 from founders, friends and family. We used the funds to set up the company and fund our research and development. In July 2020, Royal Caridea secured a USDA secured loan for $2.2M for equipment, infrastructure development and shrimp operations. Currently Royal has $220,000 remaining as cash on-hand from loan proceeds. In January 2021 we raised $420,000 in the form of a Convertible Note. The funds were used to meet some debt payments and continue funding patent applications. Additionally, Royal Caridea secured a $500K USDA secured loan in May 2021. Then in February 2022 we started our Series A raise and engaged a Venture Capital firm, that along with Royal Caridea founders, invested $155,000. Royal Caridea then completed the Series A round in August 2022 and received $727,000 net of costs and fees. Additionally, Royal Caridea has approximately $220,000 in a reserve account held by our USDA lender, which could be made available if necessary, but we would have to replenish the funds in the future.

The projections above are forward looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael Cunha, certify that:

(1) the financial statements of Royal Caridea LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Royal Caridea LLC included in this Form reflects accurately the information reported on the tax return for Royal Caridea LLC filed for the most recently completed fiscal year.

Michael Cunha
CFO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.royalcaridea.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Royal Caridea Sub Ag 10212022
SPV Subscription Agreement
Royal Caridea Sub Ag 10212022

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Maurice Kemp
Michael Cunha

Appendix E: Supporting Documents

ttw_communications_114158_215548.pdf
ttw_communications_114158_215553.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Royal Caridea Sub Ag 10212022
- SPV Subscription Agreement
- Royal Caridea Sub Ag 10212022

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Maurice Kemp
- Michael Cunha

Appendix E: Supporting Documents

- ttw_communications_114158_215548.pdf
- ttw_communications_114158_215553.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Royal Caridea LLC

By

Michael Cunha

Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Maurice Kemp

CEO/President

10/22/2022

Michael Cunha

Chief Financial Officer

10/21/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.